Bloomberg Tradebook LLC

Statement of Financial Condition
December 31, 2022

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-49219

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BLOOMBERG TRADEBOOK LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

731 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Milham	212-617-3382	cmilham3@bloomberg.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PRICEWATERHOUSE COOPERS LLC
(Name – if individual, state last, first, and middle name)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Milham _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BLOOMBERG TRADEBOOK LLC _____, as of 12/31 _____, 2 022 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title:

Chief Financial Officer



Notary Public

SANDY SEEPERSAUD
Notary Public - State of New York
No. 01SE6243515
Qualified in Queens County
My Commission Expires June 20, 2023

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bloomberg Tradebook LLC
Index
December 31, 2022

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition.. 2

Notes to the Statement of Financial Condition 3-8



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Bloomberg Tradebook LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bloomberg Tradebook LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2023

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000; F: (813) 286 6000, www.pwc.com/us

Bloomberg Tradebook LLC
Statement of Financial Condition
As of December 31, 2022

Assets

Cash and cash equivalents	$ 33,988,190
Receivables from broker-dealers, net of allowance of $51,092	16,673,241
Receivables from affiliates	47,570
Other assets	430,705
Total assets	$ 51,139,706

Liabilities and Members' Equity

Liabilities

Payables to affiliates	$ 11,259,824
Accounts payable and accrued expenses	3,499,342
Accrued employee compensation	161,461
Total liabilities	$ 14,920,627

Contingencies and guarantees and other (Note 6)

Members' equity	36,219,079
Total liabilities and members' equity	$ 51,139,706

The accompanying notes are an integral part of this Statement of Financial Condition.

2

1. **Organization and Nature of Business**

    Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company, was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company, collectively (the "Members"). The Company is a broker-dealer registered with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

    The Company was formed to provide customers of the Bloomberg Financial Information Network ("Bloomberg Professional"), which is owned and operated by Bloomberg, with automated trade and negotiation systems ("Systems") for equities, futures, options, credit default swaps and fixed income transactions.

    The Company, along with three non-US domiciled affiliates, also provides access to a system that facilitates specific Chinese fixed income securities transactions. Under intercompany agreements, the Company is permitted to act as a conduit to collect monies associated with service and trading related fees on behalf of non-US domiciled affiliates.

2. **Significant Accounting Policies**

    Basis of Presentation

    The Statement of Financial Condition is presented in conformity with generally accepted accounting principles in the United States ("GAAP"). The U.S. Dollar is the functional and presentational currency of the Company.

    Use of Estimates

    The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions. At December 31, 2022, the Company has cash balances at such financial institutions that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. The Company does not expect to incur any loss from the amount in excess of the FDIC limit.

    Receivables from Broker-Dealers

    Receivables from broker-dealers primarily relate to commissions. Receivables from broker-dealers related to contracts with third party brokers are recognized when the performance obligation is satisfied, and the Company has an unconditional right to recognize the revenue.

3. **Fair Value Measurement**

ASC 820 (*Fair Value Measurements and Disclosure*) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1   Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date for identical assets or liabilities.

Level 2   Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

   a. Quoted prices for identical or similar assets or liabilities in active or nonactive markets; and

   b. Pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3   Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Gains and losses for such assets and liabilities categorized within Level 3, if any, may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities.

Cash and cash equivalents consists of a money market fund which is considered Level 1 financial assets as it is based on a published net asset value for the money market fund.

There are no Level 2 or Level 3 financial assets at fair value, nor transfers between levels during the year.

3.   **Fair Value Measurement** (continued)

GAAP requires disclosure of the estimated fair value of certain financial instruments that are not measured at fair value on the Statement of Financial Condition and the methods and significant assumptions used to estimate their fair values. Certain financial instruments on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include receivables from broker-dealers, receivables from affiliates, payables to affiliates, and accounts payable are considered Level 2 financial instruments.

4.   **Receivables from Broker-Dealers**

The following is a summary of receivables from broker-dealers at December 31, 2022:

Receivables from Broker-dealers	$	16,724,333
Allowance for credit losses		(51,092)
Total	$	**16,673,241**

The Company periodically monitors collections on receivables and maintains an allowance for credit losses. The allowance for credit losses is based upon the historical collection experience, specific collection issues that have been identified and the age of the outstanding receivables. The Company is exposed to the concentration of credit risk with one third party broker who provides services for execution, clearing and settlement of trades. As of December 31, 2022, approximately 73% of receivables was with one third party broker.

5.   **Unincorporated Business Tax**

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is included in the federal and state tax returns of the respective members of the Company. However, the Company is subject to the New York City ("NYC") Unincorporated Business Tax ("UBT"). UBT is accounted for using the asset and liability method pursuant to ASC 740 (*Income Taxes*).

Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the Statement of Financial Condition carrying amounts and the tax bases of existing assets and liabilities. The deferred tax asset amounting to $4,599,586 as of December 31, 2022 is the result of temporary differences arising from the state sales tax related reserve, deferred compensation and net operating losses in current and prior years. The Company has a New York City UBT deferred tax asset of $4,663,023 which reflects the apportioned tax effected gross loss carryforwards which begin to expire in 2035. Management believes that it is more likely than not that the deferred tax asset will not be realized; therefore, a 100% valuation allowance was recorded for the deferred tax asset as of December 31, 2022.

The effective tax rate varies from the statutory rate of 4.0% based on the amount of total income apportioned to NYC.

5.   Unincorporated Business Tax (continued)

The Company reviews the benefits associated with tax positions periodically, and records benefits based on a recognition threshold of more-likely-than-not to be sustained upon audit by the relevant taxing authority. Management has analyzed the Company's tax positions, and has concluded that no liability should be recorded related to uncertain tax positions taken on returns filed for open tax years or expected to be taken in the Company's current year tax return.

The Company is currently not under UBT examination by the NYC taxing authority. Tax years prior to 2019 are closed to examinations.

6.   Related Party Transactions

License and Services Agreement

Bloomberg licenses the use of the Bloomberg Professional Service to the Company. In consideration, the fee paid equals the product of Bloomberg's total cost incurred during the year for programming and hosting the System and 120%. The fee related to certain products can be reduced by the system credit (as defined in the licenses and services agreement in effect). Under this agreement, the license fee is payable unless it reduces the Company's net capital below the minimum net capital required by FINRA.

Bloomberg also provides management and administrative services pursuant to this agreement, for which the Company pays a service fee. These services include management and operation of the Systems, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, and legal and other support. In consideration, the fee paid equals 110% of the operating costs. In addition, Bloomberg supplies employees by the way of secondment, and compensation costs. The Company also incurred travel and entertainment expenses related to these secondees.

The Company also pays a service fee to its affiliates for introduction of business and support services received. The service fee paid equals 110% of the operating costs incurred by the affiliates in accordance with the service agreements between the Company and the affiliates.

At December 31, 2022, $7,521,347 and $47,570 are included in Payables to affiliates and Receivables from affiliates respectively, on the Statement of Financial Condition related to the license and services agreements. Due to the short term nature of the Receivables from affiliates, the Company expects no credit losses.

Terminal Rebate Fees

The Company, under agreements with Bloomberg, must pay Bloomberg a terminal rebate fee, equal to credits received by customers on Bloomberg products that are earned based on trade executions, settlements and clearing provided by third party brokers. At December 31, 2022, $1,078,771 is included in Payables to affiliates on the Statement of Financial Condition.

6. **Related Party Transactions** (continued)

Other

As described in Note 1, under intercompany agreements, the Company collected monies on behalf of a non-US domiciled affiliate with respect to service and trading related fees pertaining to trade orders placed and remitted these collected monies to the non-US domiciled affiliate. As of December 31, 2022, in connection with this arrangement, the outstanding balance of $2,647,705 is included in Payables to affiliates on the Statement of Financial Condition.

The Company also acts as an agent to provide collection and payment services for the affiliate. At December 31, 2022, $12,000 is included in Payables to affiliates on the Statement of Financial Condition at December 31, 2022.

Certain members of the Board of Directors of Bloomberg provide consulting and administrative services to Bloomberg, either individually or through professional services firms, of which they are members.

7. **Contingencies, Guarantees and Other**

ASC 460 (*Guarantees*) requires the Company to disclose information about its obligations under certain guarantee arrangements.

Contingencies

The Company recognizes liabilities that it considers probable and estimable as contingencies and accrues the related costs it believes are sufficient to meet the exposure. Commitments and contingencies were evaluated through March 1, 2023, the date the Statement of Financial Condition was available to be issued. The Company has concluded that there are no commitments or contingencies events requiring the Statement of Financial Condition disclosure.

Indemnifications

The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

The Company provides representations and warranties to other counterparties in connection with a variety of commercial transactions and has potential exposure for losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

8.   **Regulatory Requirements**

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Act's Uniform Net Capital Rule 15c3-1. The Company computes net capital under the alternative method, permitted by the SEC rule, which requires that the maintenance of net capital, as defined, equal to $250,000. At December 31, 2022, the Company had net capital of $18,601,130 and excess net capital of $18,351,130.

A computation of the reserve requirement under Rule 15c3-3 is not applicable to the Company as the Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because it's business activities are contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17.C.F.R. 240.17a-5.

9.   **Subsequent Events**

The Company evaluated whether any events or transactions occurred subsequent to the date of its Statement of Financial Condition until March 1, 2023 and determined that there were no additional material events or transactions that would require recognition or disclosure in the Statement of Financial Condition.